March 23, 2009
Effie Simpson, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re	Wonder Auto Technology, Inc.
Form 10-K for the year ended December 31, 2007
Filed February 20, 2008
File No. 1-33648

Dear Ms. Simpson:

On behalf of Wonder Auto Technology, Inc. (“Wonder” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 6, 2009 and delivered to the Company on March 11, 2009 providing the Staff’s comments with respect to the above referenced Form 10-K for the fiscal year ended December 31, 2007 filed with the Commission on February 20, 2008 (the “10-K”).

For the convenience of the Staff, a summary of the Staff’s comments is included and is followed by the corresponding response of Wonder. References in this letter to “we,” “us” and “our” refer to Wonder unless the context indicates otherwise.

1.
We note your response to prior comment number 1.  However, we do not agree with the conclusions noted in your response to our prior comment. In this regard, although SEC Practice\08 SEC Staff Views - Current Issue Rulemaking Projects, does indicate that when escrowed shares are released to a person who has had no relationship to the registrant other than as a shareholder (for example, is not an officer, director, employee or consultant) and that person is not expected to have any other relationship to the company in the future, such arrangement is presumed to be non-compensatory, we do not believe the circumstances outlined in such guidance were applicable in your case since CIL and ECL, were in fact the parties who were to receive the escrowed shares under the arrangement upon the achievement of certain earnings goals.  As these earnings goals were in fact achieved, and CIL and ECL were therefore entitled to receive the shares, we continue to believe that compensation expense should be recognized for the shares released from escrow, irrespective of whether CIL and ECL forfeited their rights to receive their shares and subsequently gifted such rights to Xiangdong Gao.  Accordingly, please revise your financial statements to reflect compensation expense for the shares released from escrow pursuant to the terms of the escrow arrangement.

WONDER RESPONSE:  Per Staff’s comments, the Company will revise its consolidated financial statements for the years ended December 31, 2006 and 2007 and recognize a non-cash compensation expense of $7,507,500 and $18,265,500 for the shares released from escrow in 2006 and 2007, respectively. We will also amend the Company’s annual reports on Form 10-K for the years ended December 31, 2006 and 2007 to reflect such changes.

2.
We note your response to our prior comment number 4. In future filings, please expand your disclosure to indicate that due to Jinzhou Wanyou's limited operating history, only limited identifiable intangible assets were recognized in connection with this acquisition transaction, consistent with the information provided in your response to our prior comment.

WONDER RESPONSE:  We will expand the disclosure in the Company’s financial statements in future filings to indicate that, due to Jinzhou Wanyou’s limited operating history, only limited identifiable assets were recognized in connection with this acquisition transaction.

Report on Form 8-K/A dated October 6, 2008
Unaudited Pro Forma combined balance sheet

3.
We note that in connection with the Yearcity acquisition, you allocated all of the excess purchase price to goodwill and that no identifiable intangible assets were recognized in connection with this acquisition.  Please tell us and expand future disclosures to indicate why no identifiable intangible assets were recognized in connection with this acquisition transaction.  If any identifiable intangibles were determined to have little or no value, please explain in detail your basis for this conclusion.

WONDER RESPONSE:  The Company, with advice from an independent appraiser, has identified all assets acquired (including intangible assets which meets either the separability criterion or the contractual-legal criterion in accordance with SFAS No. 141R para. 3k) and concluded that, except for the customer contracts with a value of $73,000, there were no any other significant identifiable intangible assets (such as trademark, patents and favorable or unfavorable lease arrangements). As the amount is immaterial, no recognition of the identified customer contracts was made in connection with this acquisition.  We will expand the disclosure in the Company’s financial statements in future filings.

4.
In addition, please tell us and revise the notes to your financial statements in future filings to disclose the primary reasons for the acquisition transaction, including a description of the factors that contributed to a purchase price that resulted in recognition of goodwill. Refer to the disclosure requirements outlined in paragraph 51 b of SFAS No.141.

WONDER RESPONSE:  Jinzhou Hanhua produces armatures for automobile starters, Jinzhou Karham produces carbon brush assembly for automobile starters, and Fuxin Huirui produces rotors for automobile alternators.  All three companies are suppliers to our subsidiary Jinzhou Halla. The Company acquired these three companies to secure supply of raw materials and components for its alternator and starter products. The acquisition of Yearcity Limited was made to provide the Company with an opportunity to expand its market from gasoline engine parts market to diesel engine parts market in the People’s Republic of China (the “PRC”).  YearCity Limited’s wholly owned subsidiary Jinan Worldwide Auto Parts Company is one of the largest engine valves and tappets manufacturers in the PRC.

In the acquisition of Jinzhou Hanhua, the excess of purchase price over the fair value of net tangible and intangible assets acquired, representing consideration paid for intangible assets were recorded as goodwill because it does not meet either the separability criterion or the contractual-legal criterion under SFAS No. 141R para. 3k.

Jinzhou Karham was incorporated on June 5, 2006 and commenced its business in the second quarter of 2007. Fuxin Huirui was incorporated on September 24, 2007 and commenced its business in the second quarter of 2008. The Company, with advice from an independent appraiser, has identified all assets acquired as of the date of the respective acquisition date of Jinzhou Karham and Fuxin Huirui (including intangible assets which meets either the separability criterion or the contractual-legal criterion in accordance with SFAS No. 141R para. 3k) and concluded that there were no significant identifiable intangible assets (such as trademark, patents and favorable or unfavorable lease arrangements) because the operating history of Jinzhou Karham and Fuxin Huirui were limited.

Please see our response to comment No. 3 above for the primary reasons for the acquisition of Yearcity Limited.

We will revise the Company’s financial statements in future filings to provide the primary reasons for the acquisition transactions.

Quarterly Report Form 10-Q for the quarter ended September 30, 2008
Consolidated Statements of Cash Flows

5.
We note from the Company's consolidated statements of cash flows that increases and decreases in restricted cash are being reflected as cash flows from investing activities in the Company's consolidated statements of cash flows. We also note from the discussion in MD&A on page 33 of your Form 10-Q that the decrease in restricted cash during 2009 resulted from a lowered rate for pledged cash by the Company's lenders. As your disclosure on page 33 appears to indicate that the primary purpose for the restricted cash is to serve as collateral for your borrowings, it appears that changes in restricted cash would be more appropriately classified as cash flows from financing activities pursuant to the guidance in paragraphs 18 through 20 of SFAS No.95. Please advise or revise.

WONDER RESPONSE:  We will revise the Company’s consolidated financial statements and amend the Company’s quarter reports on Form 10-Q for the periods ended September 30, 2007 and September 30, 2008 and the annual reports on Form 10-K for 2006 and 2007 to re-classify changes in restricted cash as cash flows from investing activities to financing activities.

In connection with the Company’s response to the foregoing comments, the Company hereby acknowledges that

a.	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

b.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

c.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Yechon Xie, our corporate secretary at +86 (416) 266-1186, or Joseph Tiano, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel at (202) 663-8233.

Sincerely, WONDER AUTO TECHNOLOGY, INC. By: /s/ Qingjie Zhao Qingjie Zhao Chairman and Chief Executive Officer